SI 21002376

SEC
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MAR 02 2021
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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-69418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NextGen Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715 Northside Pkwy - Suite 1-250
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APRIO
(Name – *if individual, state last, first, middle name*)

5 Concourse Pkwy #1000 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NextGen Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GEORGIA NOTARY PUBLIC EXPIRES February 18, 2022

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTGEN CAPITAL MARKETS, LLC

Financial Statement for the year ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

The report is filed in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a PUBLIC document.

NEXTGEN CAPITAL MARKETS, LLC

FINANCIAL STATEMENT AND SUPPLEMENTARY INFORMATION

Pursuant to SEC Rule 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

Aprio

Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NextGen Capital Markets, LLC, the "Company", as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NextGen Capital Markets, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as NextGen Capital Markets, LLC's auditor since 2014.

Atlanta, Georgia

February 22, 2021

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS	
Cash	$ 690,064
Accounts receivable	58,404
Deposits	200
Total assets	$ 748,668

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to member	$ 7,364
Accounts payable	813
Total liabilities	8,177
MEMBER'S EQUITY	740,491
Total liabilities and member's equity	$ 748,668

The accompanying notes are an integral part of this financial statement

NEXTGEN CAPITAL MARKETS, LLC

NOTES TO FINANCIALSTATEMENT

DECEMBER 31, 2020

Note A
Summary of Significant Accounting Policies

Nature of Operations:

NextGen Capital Markets, LLC (the "Company"), was formed as a limited liability company in Georgia in January 2014. The Company is a wholly-owned subsidiary of NextGen Capital, LLC (the "Member"), and is a registered broker-dealer under the Securities Exchange Act of 1934 and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in August 2014. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities. The Company does not carry customer funds or securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The Company evaluated if the service offerings represent separate performance obligations and determined that the Company only has one performance obligation. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service.

Summary of Significant Accounting Policies

Revenue Recognition (contined):

The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and either charged on a month-to-month basis or at the start of an engagement. Retainer fees fixed month-to-month are recognized over the month in which the advisory services are performed and retainer fees charged only at the start of an engagement are recognized based on an input method to measure the Company's effort in delivering the service. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Income Taxes:

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes.* Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, other assets, due to member and accounts payable are carried at cost, which approximates their fair value because of the short- term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company entered into an Expense Sharing Agreement in March 2014 with the Member. Pursuant to the agreement the Company reimburses the Member for certain expenses incurred by the Member but for which the Company receives benefit. Expenses such as rent, general office expenses, and marketing costs are allocated to the Company. The Member also incurs direct costs on behalf of the Company's customers of which the Company expenses, collects from customers, and reimburses to the Member. At December 31, 2020 the Company had an outstanding balance of $7,364 due to the Member relating to these expenses.

Note C
<u>Net Capital</u>

The Company, as a registered broker-dealer, is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined by the Rule. At December 31, 2020 the Company had net capital of $681,887 which was $676,887 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and at December 31, 2020 the ratio of aggregate indebtedness to net capital was .01 to 1.

Note D
<u>Exemption from SEC Rule 15c3-3</u>

The Company does not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 during the fiscal year ending December 31, 2020. The Company believes the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; during the fiscal year ending December 31, 2020.

The Company is filing its exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

Accordingly, the Company is not required to maintain a reserve account for the exclusive benefit of customers nor is it required to make a determination of the possession and control requirements of the rule.

Note E
<u>Subsequent Events</u>

The Company evaluated subsequent events through February 22, 2021, when this financial statement was available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing date of this report that would have a material impact on the financial statement.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NextGen Capital Markets, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) stated that it filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting private securities transactions via subscriptions and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 22, 2021

NEXTGEN CAPITAL MARKETS, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2020

To the best knowledge and belief of NextGen Capital Markets, LLC:

The Company does not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 during the fiscal year ending December 31, 2020;

The Company believes the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting private securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; during the fiscal year ending December 31, 2020.

The Company is filing its exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

John Cary, II
Managing Member

Michael O. Brown
CFO & Financial and Operations Principal